United States Securities and Exchange Commission
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Initial Filing)*
Hercules Offshore, Inc.

(Name of Issuer)
Common Stock, Par Value $0.01

(Title of Class of Securities)
427093109

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑   Rule 13d-1(b)
☐   Rule 13d-1(c)
☐   Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 427093109	Schedule 13G

1	Names of Reporting Persons: Snow Capital Management, L.P.

	I.R.S. Identification No. of Above Persons (Entities Only): 25-1894430

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	a ☐
	b ☐

3	Sec Use Only

4	Citizenship Or Place Of Organization:

	Pennsylvania

	5	Solve Voting Power:

Number of		5,282,772

Shares	6	Shared Voting Power:
Beneficially
Owned by		none

Each	7	Sole Dispositive Power:
Person
Reportig		5,323,150

With:	8	Shared Dispositive Power:

		none

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	5,323,150

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	5.99%

12	Type of Reporting Person (See Instructions):

	IA

CUSIP NO. 427093109	Schedule 13G

Item 1

(a)	Name of Issuer:

Hercules Offshore, Inc.

(b)	Address of Issuer's Principal Executive Offices:

11 Greenway Plaza, Suite 2950
Houston, TX 77046

Item 2

(a)	Name of Person Filing:

Snow Capital Management, L.P.

(b)	Address of Principal Business Office or, if None, Residence:

2100 Georgetowne Drive, Suite 400
Sewickley, PA 15143

(c)	Citizenship:

Pennsylvania

(d)	Title of Class of Securities:

Common Stock, Par Value $0.01

(e)	CUSIP Number:

427093109

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(e) ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP NO. 427093109	Schedule 13G

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount beneficially owned: 5,323,150

(b)	Percent of class: 5.99%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 5,282,772

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,323,150

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

CUSIP NO. 427093109	Schedule 13G

Item 10	Certification:

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	Not Applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 15, 2008

(Date)
/Richard A. Snow/

(Signature)
Richard A. Snow, President of
Snow Capital Management, Inc.,
General Partner of Snow Capital Management, L.P.

(Name/Title)